FORM   5             U.S.  SECURITIES  AND  EXCHANGE   COMMISSION
                               Washington, D.C.  20549

           ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
                 Filed pursuant to Section 16(a) of the
                          Securities Act of 1934


[ ] Check this box if no longer subject to Section 16.  Form 4 or
  Form 5 obligations may continue.
[ ] Form 3 Holdings Reported.
[x] Form 4 Holdings Reported.


1.  Name and Address of Reporting Person

CROCKFORD    SCOTT       A.
(Last)      (First)      (Middle)

P. O. Box 187
(Street)

KAHULUI       Hi        96733
(City)        (State)    (Zip)

2.   Issuer Name and Ticker or Trading Symbol

MAUI LAND & PINEAPPLE COMPANY, INC. (MLP)

3.   IRS   or  Social  Security  Number  of  Reporting   Person
  (Voluntary)



4.  Statement for Month/Year   12/99

5.  If Amendment, Date of Original
  (Month/Year)

6.  Relationship of Reporting Person to Issuer
     (Check all applicable)

[ ] Director   [ ] 10% Owner
[X] Officer (give title below)   [ ] Other (specify below)

Vice President/Retail Property

7.   Individual or Joint/Group Filing

  [X] Form filed by One Reporting Person
  [ ] Form filed by More than One Reporting Person

Table  I  - Non-Derivative Securities Acquired, Disposed  of,  or
Beneficially Owned

1.  Title of Security:  COMMON STOCK
2.  Transaction Date (Month/Day/Year): 3/26/99, 7/12/99
3.  Transaction Code: Code                            I
4.  Securities Acquired (A) or Disposed of (D):
      Amount: 40       (A) or (D):   A       Price:N/A
5.  Amount  of Securities Beneficially Owned at End of Issuer's
     Fiscal Year:     1,037
6.  Ownership Form -  Direct (D) or Indirect (I): I
7.  Nature of Indirect Beneficial Ownership:ESOP Trust


Explanation of Responses:




     /S/ SCOTT CROCKFORD              12-13-99
**Signature of Reporting Person      Date

** Intentional misstatements or omissions of facts constitute
Federal Criminal Violations.